UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2019

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date August 27, 2019	By	/s/ Wang Jian
	Name:	Wang Jian
	Title:	Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock code: 00670)

INSIDE INFORMATION

CANCELLATION OF EGM,

CLASS MEETINGS AND BOOK CLOSURE PERIOD

This announcement is made pursuant to Rule 13.09(2)(a) of the Rules Governing the Listing of Securities (the “Listing Rules”) on the Stock Exchange of Hong Kong Limited and the inside information provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) by China Eastern Airlines Corporation Limited (the “Company”).

Reference is made to the notice of the 2019 first extraordinary general meeting (the “EGM”), the notice of the 2019 first class meeting of holders of H shares (the “H Shareholders Class Meeting”) both dated 13 July 2019 of the Company (the “Notices”) and the circular dated 2 August 2019 of the Company (the “Circular”) in relation to, among others, the extension of the Validity Period of the Resolutions Relating to the Non-public Issuance of A Shares and H Shares and the Validity Period of the Authorisation Granted to the Board for 12 months from the expiry date of the original validity periods approved at the Previous Shareholders’ Meetings. Unless otherwise stated, terms used in this announcement shall have the same meanings as those defined in the Circular.

The EGM was originally scheduled to be held on Thursday, 29 August 2019 at 9:30 a.m. and the H Shares Class Meeting was originally scheduled to be held on Thursday, 29 August 2019 at 10 a.m. (or immediately after the close or adjournment of the EGM held on the same date at the same place) at The QUBE Hotel Shanghai Hongqiao, No. 200, Lane 1588, Zhuguang Road, Xujing Town, Qingpu District, Shanghai, the People’s Republic of China ( 中國上海市青浦區徐涇鎮諸光路 1588 弄 200 號上海虹橋綠地鉑驪酒店 ).

As set out in the Notices, the register of members of the Company shall be closed from Tuesday, 30 July 2019 to Thursday, 29 August 2019 (both days inclusive) (the “Book Closure Period”).

Pursuant to Rule 19 of the “Rules for the Shareholders’ Meetings of Listed Companies (2016 Revision)”, after the issuance of the notice of the general meeting, in the event of any postponement or cancellation, the convener shall make an announcement at least two working days prior to the originally scheduled date explaining the reasons thereof. Considering that the works of Non-public Issuance of A Shares and H Shares are expected to be completed within the aforementioned validity period, the Company will no longer be required to extend the Validity Period of the Resolutions Relating to the Non-public Issuance of A Shares and H Shares and the Validity Period of the Authorisation Granted to the Board full discretion to conduct the relevant matters of the Non- public Issuance of A Shares and H Shares. As such, the Board hereby announces that the EGM, the H Shareholders Class Meeting and the A Shareholders Class Meeting, and also the Book Closure Period will be cancelled.

The Board hereby apologises for any inconvenience caused to its investors due to the cancellation of the EGM and respectfully seeks the understanding of the investors.

Please note that the Non-public Issuance of H Shares is still subject to the approval by the Hong Kong Stock Exchange. There is no assurance that the Non-public Issuance of A Shares and H Shares will complete. Investors are advised to exercise caution when dealing in H Shares. The Company will disclose further details of the Non-public Issuance of A Shares and H Shares in due course.

By order of the Board CHINA EASTERN AIRLINES CORPORATION LIMITED Liu Shaoyong Chairman Shanghai, the People’ s Republic of China 26 August 2019

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman), Tang Bing (Director), Lin Wanli (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director) and Yuan Jun (Employee representative Director).

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